                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-50547
PROSPECTUS
                                6,683,129 SHARES

                          CHESAPEAKE ENERGY CORPORATION

                                  COMMON STOCK

         This prospectus (the "Prospectus") relates to (i) the 2,890,405 shares (the "Davidson Shares") of common stock, par value $0.01 per share ("CHK Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation ("CHK"), which Charles E. Davidson ("Davidson") received in the DLB Merger (as described below), and (ii) the 3,792,724 shares of CHK Common Stock (the "AnSon Shares") which AnSon Partners Limited Partnership, an Oklahoma limited partnership ("AnSon"), received in the AnSon Merger (as described below). The Davidson Shares may be offered from time to time after the DLB Merger by and for the account of Davidson and the AnSon Shares may be offered from time to time by and for the account of AnSon. The AnSon Shares and the Davidson Shares are referred to herein collectively as the "Offered Shares." AnSon and Davidson are referred to herein collectively as the "Selling Shareholders."

         CHK will not receive any of the proceeds from the sale of the Offered Shares. CHK will bear all expenses in connection with the registration of the Offered Shares. The Selling Shareholders will bear the underwriting discounts, commissions and transfer taxes, if any, associated with sales of the Offered Shares. See "Selling Shareholders," "Use of Proceeds" and "Plan of Distribution."

         Pursuant to the Agreement and Plan of Merger, dated as of October 22, 1997, among CHK, Chesapeake Merger Corp., an Oklahoma corporation and an indirect wholly owned subsidiary of CHK ("Merger Sub"), and DLB Oil & Gas, Inc., an Oklahoma corporation ("DLB"), as amended by Amendment No. 1 thereto, dated as of December 22, 1997, Amendment No. 2 thereto, dated as of February 11, 1998 and Amendment No. 3 thereto, dated as of March 24, 1998 (as so amended, the "DLB Merger Agreement"), Merger Sub merged with and into DLB, with DLB continuing as the surviving corporation (the "DLB Merger"). DLB shareholders received a total of 5,000,000 shares of CHK Common Stock, representing approximately 5.0% of the total CHK Common Stock currently outstanding, of which Davidson received 2,890,405 shares, representing approximately 2.7% of the currently outstanding CHK Common Stock.

         Pursuant to the Merger Agreement and Plan of Reorganization, dated as of October 22, 1997, as amended by the First Amendment thereto dated December 15, 1997 (as so amended, the "AnSon Merger Agreement"), among CHK, Chesapeake Merger II Corp., an Oklahoma corporation and an indirect wholly owned subsidiary of CHK ("AnSon Merger Sub"), AnSon Production Corporation, an Oklahoma corporation ("AnSon Production"), and AnSon, AnSon Production was merged with and into AnSon Merger Sub, with AnSon Merger Sub continuing as the surviving corporation. AnSon received 3,792,724 shares of CHK Common Stock, representing approximately 3.6% of the currently outstanding CHK Common Stock. For a further description of certain agreements of CHK relating to the AnSon Shares, see "Summary--AnSon Price Guarantee" and "Selling Shareholders."

         The AnSon Shares and Davidson Shares may be offered for sale from time to time by Davidson or AnSon, respectively, or by pledgees, donees, transferees or other successors in interest, to or through underwriters or directly to other purchasers or through agents in one or more transactions on the New York Stock Exchange, Inc. (the "NYSE"), in the over-the-counter market, in one or more private transactions, or in a combination of such methods of sale or any other legally available means, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The Selling Shareholders and any brokers and dealers through whom sales of the Offered Shares are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended ("Securities Act"), and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation. See "Plan of Distribution." Pursuant to the terms of each of the Davidson Registration Rights Agreement (as described herein) and the AnSon Registration Rights Agreement (as described herein), CHK has agreed to indemnify Davidson and AnSon, respectively, against certain liabilities, including liabilities under the Securities Act.

     CHK Common Stock is listed for trading on the NYSE under the symbol "CHK."

                               ------------------

        FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED SHARES, SEE "RISK FACTORS"
                              BEGINNING ON PAGE 3.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 29, 1998.

                              AVAILABLE INFORMATION

     CHK is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission relating to its business, financial position, results of operations and other matters. Such reports, proxy statements, information statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. CHK Common Stock is listed for trading on the NYSE. Such reports, proxy statements, information statements and other materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     CHK has filed with the Commission a Registration Statement (including all amendments thereto, the "Registration Statement") on Form S-3 under the Securities Act with respect to the CHK Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, and each such statement being qualified in all respects by such reference.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF THE SHARES OF CHK COMMON STOCK COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHK, DAVIDSON OR ANSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE OFFERED SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF CHK SINCE THE DATE OF THIS PROSPECTUS.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION STATEMENTS UNDER "SUMMARY," "RISK FACTORS" AND "THE COMPANY" REGARDING PLANNED CAPITAL EXPENDITURES, THE ACQUISITIONS (AS DEFINED), INCREASES IN OIL AND GAS PRODUCTION, CHK'S FINANCIAL POSITION, BUSINESS STRATEGY AND OTHER PLANS AND OBJECTIVES FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH CHK BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. CHK CAUTIONS PROSPECTIVE INVESTORS THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPECTED BY CHK, DEPENDING ON THE OUTCOME OF CERTAIN FACTORS, INCLUDING, WITHOUT LIMITATION, FACTORS DISCUSSED UNDER "RISK FACTORS" SUCH AS CONCENTRATION OF UNEVALUATED LEASEHOLD IN LOUISIANA, IMPAIRMENT OF ASSET VALUE, NEED TO REPLACE RESERVES, SUBSTANTIAL CAPITAL REQUIREMENTS, SUBSTANTIAL INDEBTEDNESS, FLUCTUATIONS IN THE PRICES OF OIL AND GAS, UNCERTAINTIES INHERENT IN ESTIMATING QUANTITIES OF OIL AND GAS RESERVES AND PROJECTING FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, COMPETITION, OPERATING RISKS, ACQUISITION RISKS AND INTEGRATION OF OPERATIONS, RESTRICTIONS IMPOSED BY LENDERS, LIQUIDITY AND CAPITAL REQUIREMENTS AND THE EFFECTS OF GOVERNMENTAL AND ENVIRONMENTAL REGULATION, PATENT AND SECURITIES LITIGATION AND ADVERSE CHANGES IN THE MARKET FOR CHK'S OIL AND GAS PRODUCTION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. CHK UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF, INCLUDING, WITHOUT LIMITATION, CHANGES IN CHK'S BUSINESS STRATEGY OR PLANNED CAPITAL EXPENDITURES, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, all of which were previously filed with the Commission by CHK (File No. 1-13726) pursuant to the Exchange Act, are incorporated by reference in this Prospectus:

     1. Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and Transition Report for the six months ended December 31, 1997;

     2. Current Reports on Form 8-K dated March 21, April 1 and April 10, 1998; and

     3. The description of CHK Common Stock contained in CHK's registration statement on Form 8-B, dated December 11, 1996 (File No. 001-13726) and any amendment or report filed for the purpose of updating such description.

         All documents and reports subsequently filed by CHK pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of CHK Common Stock covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE RELATING TO CHK WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO CHESAPEAKE ENERGY CORPORATION, 6100 NORTH WESTERN AVENUE, OKLAHOMA CITY, OKLAHOMA 73118, ATTENTION: CORPORATE SECRETARY (TELEPHONE NUMBER: (405) 848-8000, EXTENSION 212).

                                     SUMMARY

         The following is a summary of, and is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus and the documents incorporated by reference herein. Certain terms used herein are defined elsewhere in this Prospectus. Prospective purchasers are urged to read this Prospectus and the documents incorporated herein by reference in their entirety. Prospective purchasers should carefully consider the information set forth below under the heading "Risk Factors" beginning on page 3 hereof.

CHESAPEAKE ENERGY CORPORATION

         CHK is an independent oil and gas company engaged in the exploration, production, development and acquisition of oil and natural gas in major onshore producing areas of the United States and Canada.

         From inception in 1989 through December 31, 1997, CHK drilled and participated in a total of 824 gross (334 net) wells, of which 768 gross (312 net) wells were completed. From June 30, 1990 to December 31, 1997, CHK's estimated proved reserves increased to 448 billion cubic feet equivalent ("Bcfe") from 11 Bcfe and total assets increased to $953 million from $8 million. Despite its overall favorable record of growth, in the fiscal year ended June 30, 1997 and in the six month period ended December 31, 1997 (the "Transition Period"), CHK incurred net losses of $183 million and $32 million, respectively, primarily as a result of $236 million and $110 million, respectively, impairments of its oil and gas properties. The impairments were amounts by which CHK's capitalized costs of oil and gas properties exceeded the estimated present value of future net revenues from CHK's proved reserves at June 30, 1997 and at December 31, 1997, respectively. See "Risk Factors--Impairment of Asset Value."

         In response to the losses, CHK significantly revised its business strategy during the Transition Period. These revisions included (i) reducing the size and risk of its exploratory drilling program, especially in the Louisiana Austin Chalk Trend (the "Louisiana Trend"), (ii) acquiring significant quantities of long-lived natural gas reserves, particularly in the Mid-Continent region of the U.S., (iii) building a larger inventory of lower risk drilling opportunities through acquisitions and joint ventures and (iv) reducing its capital expenditure budget for exploration and development to more closely match anticipated cash flow from operations.

         CHK has acquired or has agreed to acquire a substantial amount of proved oil and gas reserves through mergers and acquisitions of oil and gas properties. Since October 1997, CHK has entered into 10 transactions to acquire an aggregate of approximately 716 Bcfe of estimated proved reserves (the "Acquisitions") at an estimated total cost of $717 million (including associated debt to be assumed and the value attributable to shares of CHK Common Stock to be issued, but excluding the value attributable to other assets such as gathering systems, processing plants and other items). Of these transactions, one was closed in December 1997, three were closed in the first quarter of 1998, three between April 1, 1998 and the date of this Prospectus (including the DLB Merger) and three are pending (the "Pending Acquisitions"). See "Recent and Pending Acquisitions" in Item 1. "Business" of CHK's Transition Report on Form 10-K, which is incorporated by reference herein.

         CHK's executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number at that location is
(405) 848-8000.

         For additional information concerning CHK and its subsidiaries, see "Available Information."

ANSON PRICE GUARANTEE

         Pursuant to the AnSon Merger Agreement, CHK acquired AnSon for a total consideration of $43 million, consisting of (i) the issuance of 3,792,724 shares of CHK Common Stock and (ii) cash in an amount to be determined by the difference of the per share net proceeds received by AnSon from the sale of the AnSon Shares multiplied by the number of AnSon Shares actually sold during a 30-day period commencing on that day of April 1998 on which AnSon Shares are first sold and the agreed value of such AnSon Shares, which was determined to be $11.3375 per share (the "AnSon Price Guarantee"). Assuming net proceeds to AnSon of $5.1875 per share of CHK Common Stock (the closing price of CHK Common Stock on April 28, 1998), the cash amount payable by CHK to AnSon would have been approximately $23.3 million.

          To receive the full cash payment, all AnSon Shares will have to be sold by AnSon within such 30-day period. To the extent that the AnSon Shares are sold within such 30-day period at a net price of less than $11.3375 per share, CHK's cash payment will effectively reimburse AnSon for all or a portion of the underwriting discounts and commissions, if any, paid by AnSon in connection with such sale of the AnSon Shares.

THE OFFERING

CHK Common Stock Offered by the Selling
      Shareholders:

  Davidson Shares ..............................      2,890,405

  AnSon Shares .................................      3,792,724

              Total                                   6,683,129

CHK Common Stock to be outstanding                  105,102,270(1)(2)
  before and after the Offering



Listing ........................................    The CHK Common Stock is listed for trading on the
                                                    New York Stock Exchange

Trading Symbol .................................    "CHK"

Use of Proceeds ................................    The Offered Shares are being offered by the Selling
                                                    Shareholders. CHK will not receive any of the proceeds
                                                    from the sale of the Offered Shares.

---------------------
(1) Excludes 11,462, 220 shares of CHK Common Stock reserved for issuance upon exercise of outstanding options (1,403,513 of which are to be issued to former holders of Hugoton options pursuant to replacement options issued in connection with the Hugoton Merger).

(2) Includes the 5,000,000 shares of CHK Common Stock issued in connection with the DLB Merger.

SELLING SHAREHOLDERS

         The Davidson Shares and the AnSon Shares are being offered on behalf of Charles E. Davidson and AnSon Partners Limited Partnership, an Oklahoma limited partnership, respectively. Following the offering and assuming that (i) all Davidson Shares are sold within 90 days of the DLB Effective Time (the period for which CHK has agreed to keep this Registration Statement effective with respect to the Davidson Shares) and (ii) all AnSon Shares are sold by March 21, 1999 (the period for which CHK has agreed to keep this Registration Statement effective with respect to the AnSon Shares), neither Davidson nor AnSon will own any shares of CHK Common Stock. The Selling Shareholders will receive all the proceeds from the sale of the Offered Shares. See "Selling Shareholders."

                                  RISK FACTORS

         Prospective purchasers should carefully consider the matters discussed in this section of the Prospectus before purchasing any of the Offered Shares. These matters should be considered in conjunction with the other information included and incorporated by reference in this Prospectus.

CONCENTRATION OF UNEVALUATED LEASEHOLD IN LOUISIANA

         CHK's future performance will be affected by the development results of its existing proved undeveloped reserves and its inventory of unproved drilling locations, particularly in the Louisiana Trend and the Tuscoloosa Trend. As of December 31, 1997, CHK had an investment in total unevaluated and unproved leasehold of approximately $125 million, of which approximately $66 million was located in the Louisiana Trend and the Tuscoloosa Trend. Approximately 42%, or $98 million, of CHK's 1998 drilling budget is associated with drilling, construction of production facilities and seismic activity in the Louisiana Trend and the Tuscoloosa Trend. Failure of these drilling activities to achieve anticipated quantities of economically attractive reserves and production would have a material adverse impact on CHK's liquidity, operations and financial results and could result in future full-cost ceiling writedows.

IMPAIRMENT OF ASSET VALUE

         CHK reported full-cost ceiling writedowns of $236 million and $110 million in the fiscal year ended June 30, 1997 and the six months ended December 31, 1997. Beginning in the quarter ended September 30, 1997, CHK reduced its drilling budget for the Austin Chalk in the Louisiana Trend overall and concentrated remaining Austin Chalk drilling activity in the Masters Creek area. In addition, CHK began to pursue a strategy to replace and expand its oil and gas reserves through acquisitions as a complement to its historical strategy of adding reserves through exploratory drilling. CHK has also reduced its emphasis on acquiring unproved leasehold acreage to be developed through exploratory drilling. While these actions are intended to mitigate the higher risks associated with a growth strategy based on significant exploratory drilling, there can be no assurance that this change in strategy will result in enhanced future economic results or will prevent additional leasehold impairment and/or full-cost ceiling writedowns. See "Primary Operating Areas" in Item 1. "Business" of CHK's Form 10-K and Transition Report which are incorporated by reference herein.

         Since December 31, 1997, oil prices have declined, reaching ten-year lows in March 1998. In addition, the Company has completed several acquisitions based on expectations of higher oil and gas prices than those currently being received. Based on New York Mercantile Exchange ("NYMEX") oil prices of $16.50 per Bbl and NYMEX gas prices of $2.35 per Mcf in effect on March 25, 1998, and estimates of the Company's proved reserves as of December 31, 1997 (pro forma for the acquisitions completed during the quarter ended March 31, 1998), the Company estimates it will incur an additional full cost ceiling writedown of between $175 million and $200 million as of March 31, 1998. If this occurs, the Company will incur a substantial loss for the first quarter of 1998 which would further reduce shareholders' equity and reported earnings. Even though the DLB Merger was consummated on April 28, 1998, CHK had effective control of DLB as of March 31, 1998 and intends to record the purchase in the quarter ended March 31, 1998, which will result in an additional full cost ceiling writedown to be recorded as of March 31, 1998, the amount of which cannot yet be estimated. Based upon current oil and gas prices, giving effect to the Pending Acquisitions occur in the second quarter of 1998, CHK may record a further full-cost ceiling writedown with respect to the acquired properties on June 30, 1998, the amount of which is not yet known.

         CHK uses the full-cost method of accounting for its investment in oil and gas properties. Under the full-cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full-cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved oil and gas reserves and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. If a writedown is required, it would result in a charge to earnings but would not have an impact on cash flows from operating activities. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

         Following CHK's announcement in late June 1997 of disappointing drilling results in the Louisiana Trend and a full-cost ceiling writedown, a number of purported class action lawsuits alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder were filed against CHK and certain of its officers and directors. See "-- Patent and Securities Litigation."

ACQUISITION RISKS AND INTEGRATION OF OPERATIONS

     CHK's growth strategy includes the acquisition of oil and gas properties. There can be no assurance, however, that CHK will be able to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets, including the Pending Acquisitions. Future acquisitions may be financed through the incurrence of additional indebtedness to the extent permitted under the terms of CHK's then existing indebtedness or through the issuance of capital stock.

     Furthermore, there can be no assurance that competition for acquisition opportunities in the oil and gas industry will not escalate, thereby increasing the cost to CHK of making further acquisitions or causing CHK to refrain from making additional acquisitions.

     CHK is subject to risks that properties acquired by it (including those acquired and to be acquired in the Acquisitions) will not perform as expected, that estimates of value will not prove accurate and that the returns from such properties will not support the indebtedness incurred or the other consideration used to acquire, or the capital expenditures needed to develop, such properties. The addition of the properties acquired and to be acquired in the Acquisitions may result in additional full cost ceiling writedowns to the extent CHK's capitalized costs of such properties exceed the estimated present value of the related proved reserves. In addition, expansion of CHK's operations may place a significant strain on CHK's management, financial and other resources. CHK's ability to manage future growth will depend upon its ability to monitor operations, maintain effective costs and other controls and significantly expand CHK's internal management, technical and accounting systems, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of CHK's business could have a material adverse effect on CHK's business, financial condition and results of operations. In addition, the integration of acquired properties with existing operations will entail considerable expenses in advance of anticipated revenues and may cause substantial fluctuations in CHK's operating results. There can be no assurance that CHK will be able to successfully complete each of the Pending Acquisitions, or to successfully integrate the properties acquired and to be acquired in the Acquisitions or any other businesses it may acquire.

     CHK has also acquired proved reserves in Canada. In addition to the risks described above, the acquisition of assets in Canada has the additional risks associated with currency exchange and valuation, foreign regulation and taxation, and severe climate and operating conditions.

NEED TO REPLACE RESERVES; SUBSTANTIAL CAPITAL REQUIREMENTS

         As is customary in the oil and gas exploration and production industry, CHK's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless CHK successfully replaces the reserves that it produces through successful development, exploration or acquisition, CHK's proved reserves will decline. Further, approximately 43% of CHK's estimated proved reserves at December 31, 1997 (17% pro forma for the Acquisitions) were located in the Austin Chalk formation in Texas and Louisiana, where wells are characterized by rapid decline rates. Additionally, approximately 47% of CHK's total estimated proved reserves at December 31, 1997 were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. There can be no assurance that CHK will be successful in its efforts to find and produce reserves economically in the future.

          CHK has made and intends to make substantial capital expenditures in connection with the development, exploration and production of its oil and gas properties and the acquisition of proved reserves. Historically, CHK has funded its capital expenditures through a combination of internally generated funds, equity issuance and long-term and short term debt financing arrangements. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas and CHK's success in developing, acquiring and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and CHK's access to capital was limited, CHK would have a reduced ability to replace its reserves or to maintain production at current levels, resulting in a decrease in production and revenue over time. If CHK's cash flow from operations is not sufficient to satisfy its capital expenditure budget, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

SUBSTANTIAL INDEBTEDNESS

         As of December 31, 1997, and as a result of the loss incurred during the Transition Period, CHK's shareholders' equity was $280 million, versus long-term indebtedness of $509 million. Long-term indebtedness represented approximately 65% of total book capitalization. If CHK incurs additional full-cost ceiling writedowns (such as the possible writedown of up to approximately $200 million which could be recorded as of March 31, 1998 using estimates of proved reserves as of December 31, 1997 and commodity prices as of March 25, 1998), shareholders' equity will be further reduced. Standard & Poor's and Moody's Investors Service ("Moody's") have both recently downgraded CHK's credit ratings. Moody's has announced that its outlook for CHK's credit ratings is negative pending Moody's ongoing evaluation of CHK's new business strategy.

         CHK anticipates funding announced acquisitions and potential future acquisitions with a combination of commercial bank debt, long-term debt or preferred or common equity. If, as a result of general market conditions, additional losses, reduced credit ratings or for any other reason, CHK is unable to issue additional securities or borrow from commercial banks, CHK's liquidity would be impaired and growth potential reduced. Sustained negative credit conditions could result in reduced earnings or losses.

PATENT AND SECURITIES LITIGATION

         CHK and certain of its officers and directors are defendants in a consolidated class action suit alleging violations of the Exchange Act. The plaintiffs assert that the defendants made material misrepresentations and failed to disclose material facts about the success of CHK's exploration efforts in the Louisiana Trend. As a result, the complaint alleges, the price of CHK Common Stock was artificially inflated from January 25, 1996 until June 27, 1997, when CHK issued a press release announcing disappointing drilling results in the Louisiana Trend and a full-cost ceiling writedown to be reflected in its June 30, 1997 financial statements. The plaintiffs further allege that certain of the named individual defendants sold CHK Common Stock during the class period when they knew or should have known adverse nonpublic information. The plaintiffs seek a determination that the suit is a proper class action and damages in an unspecified amount, together with costs of litigation, including attorneys' fees. CHK and the individual defendants believe that these actions are without merit, and intend to defend against them vigorously. No estimate of loss or range of estimate of loss, if any, can be made at this time.

         Various purported class actions alleging violations of the Securities Act and the Oklahoma Securities Act have been filed against CHK and others on behalf of investors who purchased common stock of Bayard Drilling Technologies, Inc. ("Bayard") in its initial public offering in November 1997. Total proceeds of the offering were $254 million, of which CHK received net proceeds of $90 million. Plaintiffs allege that CHK, a major customer of Bayard's drilling services and the owner of 30.1% of Bayard's common stock outstanding prior to the offering, was a controlling person of Bayard. Plaintiffs assert that the Bayard prospectus contained material omissions and misstatements relating to (i) CHK's financial "hardships" and their significance on Bayard's business, (ii) increased costs associated with Bayard's growth strategy and (iii) undisclosed pending related-party transactions between Bayard and third parties other than CHK. The alleged defective disclosures are claimed to have resulted in a decline in Bayard's share price following the public offering. Each plaintiff seeks a determination that the suit is a proper class action and damages in an unspecified amount or rescission, together with interest and costs of litigation, including attorneys' fees. No estimate of loss or range of estimate of loss, if any, can be made at this time.

         In October 1996, Union Pacific Resources Company ("UPRC") sued CHK alleging infringement of a patent for a drilling method, tortious interference of confidentiality contracts between UPRC and certain of its former employees and misappropriation of proprietary information of UPRC. UPRC's claims against CHK are based on services provided to CHK by a third party vendor controlled by former UPRC employees. UPRC is seeking injunctive relief, damages of an unspecified amount, including actual, enhanced, consequential and punitive damages, interest, costs and attorneys' fees. CHK believes that it has meritorious defenses to UPRC's allegations and has requested the court to declare the UPRC patent invalid. CHK has also filed a motion to construe UPRC's patent claims and various motions for summary judgment. No estimate of a probable loss or range of estimate of a probable loss, if any, can be made at this time; however, in reports filed in the proceeding, experts for UPRC claim that damages could be as much as $18 million while Company experts state that the amount should not exceed $25,000, in each case based on a reasonable royalty.

         While no prediction can be made as to the outcome of these matters or the amount of damages that might be awarded, if any, an adverse result in any of them could be material to CHK.

FLUCTUATIONS IN OIL AND GAS PRICES

         CHK's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil, natural gas and natural gas liquids, which are dependent upon numerous factors such as weather, economic, political and regulatory developments and competition from other sources of energy. The volatile nature of the energy markets makes it particularly difficult to estimate future prices of oil, gas and natural gas liquids. Prices of oil, natural gas and natural gas liquids are subject to wide fluctuations in response to relatively minor changes in circumstances, and there can be no assurance that future prolonged decreases in such prices will not occur. All of these factors are beyond the control of CHK. Any significant further decline in oil and gas prices could have a material adverse effect on CHK's operations, financial condition and level of expenditures for the development of its oil and gas reserves, and may result in violations of certain covenants contained in CHK's credit agreements or in additional writedowns of carrying value of CHK's investments due to ceiling test limitations.

INCREASING DRILLING AND DEVELOPMENT COSTS

         In accordance with customary industry practice, CHK relies on independent third party service providers to provide most of the services necessary to drill new wells, including drilling rigs and related equipment and services, horizontal drilling equipment and services, trucking services, tubulars, fracing and completion services and production equipment. The industry has experienced significant price increases for these services during the last year and this trend is expected to continue into the future. These cost increases could in the future significantly increase the Company's development costs and decrease the return possible from drilling and development activities, and possibly render the development of certain proved undeveloped reserves uneconomical.

HEDGING RISKS

         From time to time, CHK enters into hedging arrangements relating to a portion of its oil and gas production. These hedges have in the past involved fixed arrangements and other arrangements at a variety of fixed prices and with a variety of other provisions including price floors and ceilings. CHK may in the future enter into oil and gas futures contracts, options, collars and swaps. CHK's hedging activities, while intended to reduce CHK's sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those on CHK's production or
(iii) CHK's counterparties to its futures contract will be unable to meet the financial terms of the transaction. While the use of hedging arrangements limits the risk of declines in oil and gas prices, it may limit the benefit to CHK of increases in the price of oil and gas.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

         There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of CHK. These estimates rely upon various assumptions, including assumptions required by the Commission as to constant oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. In addition, reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in any exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates by different engineers often vary, and are subject to great uncertainty. This is particularly true as to proved undeveloped reserves which are inherently less certain than proved developed reserves and which comprise a significant portion of CHK's proved reserves. In addition, the estimated future net revenue from proved reserves and the present value (using a 10% discount rate) thereof are based on certain assumptions, including prices, future production levels and costs, that may not prove correct. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated by CHK. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus and may justify revisions of earlier estimates, and such revisions may be material. In addition, CHK's reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices, development costs and other factors, many of which are beyond CHK's control. In fiscal 1997 and for the six months ended December 31, 1997, revisions to the Company's proved reserves, the estimated future net revenues therefrom and the present value (using a 10% discount rate) thereof contributed to $236 million and $110 million impairments, respectively, of CHK's oil and gas properties. Based on NYMEX prices of $16.50 per Bbl and $2.35 per Mcf as of March 25, 1998, and CHK's estimated proved reserves as of December 31, 1997, pro forma for the Acquisitions completed during the quarter ended March 31, 1998, CHK estimates that it will record a full-cost ceiling writedown of between $175 million and $200 million as of March 31, 1998. Even though the DLB Merger was consummated on April 28, 1998, CHK had effective control of DLB as of March 31, 1998 and intends to record the purchase in the quarter ended March 31, 1998, which will result in an additional full cost ceiling writedown to be recorded as of March 31, 1998, the amount of which cannot yet be estimated. If current prices prevail during the second quarter of 1998, CHK expects to record a further impairment as of June 30, 1998, assuming the Pending Acquisitions are consummated.

DRILLING AND OPERATING RISKS

         Oil and gas drilling activities are subject to numerous risks, many of which are beyond CHK's control. CHK's operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of equipment. In addition, CHK's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to CHK due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

         CHK has been among the most active drillers of horizontal wells and expects to drill a significant number of deep horizontal wells in the future. CHK's horizontal drilling activities involve greater risk of mechanical problems than conventional vertical drilling operations.

         In accordance with customary industry practice, CHK maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. CHK cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

RESTRICTIONS IMPOSED BY LENDERS

         The instruments governing the indebtedness of CHK and certain of its subsidiaries may impose significant operating and financial restrictions on CHK. The terms of such indebtedness affect, and in many respects significantly limit or prohibit, among other things, the ability of CHK to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of CHK to effect future financings, make needed capital expenditures, withstand a future downturn in CHK's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by CHK to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto due and payable together with accrued and unpaid interest. In such event, there can be no assurance that CHK would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to CHK. In addition, certain indebtedness incurred by Chesapeake Acquisition Corporation, a wholly owned subsidiary of CHK, is secured by Chesapeake Acquisition Corporation's pledge of its subsidiaries' capital stock, prohibiting Chesapeake Acquisition Corporation from incurring additional indebtedness.

GOVERNMENTAL REGULATION

         Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of CHK. There can be no assurance that the trend of more expansive and stricter environmental legislation and regulation will not continue.

         CHK is subject to a variety of federal, state and local governmental laws and regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials. These regulations subject CHK to increased operating costs and potential liability associated with the use and disposal of hazardous materials. Although these laws and regulations have not had a material adverse effect on CHK's financial condition or results of operations, there can be no assurance that CHK will not be required to make material expenditures in the future. Moreover, CHK anticipates that such laws and regulations will become increasingly stringent in the future, which could lead to material costs for environmental compliance and remediation by CHK.

         Any failure by CHK to obtain required permits for, control the use of, or adequately restrict the discharge of hazardous substances under present or future regulations could subject CHK to substantial liability or could cause its operations to be suspended. Such liability or suspension of operations could have a material adverse effect on CHK's business, financial condition and results of operations.

COMPETITION

         CHK operates in a highly competitive environment. CHK competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of CHK.

RELIANCE ON KEY PERSONNEL; CONFLICTS OF INTEREST

         CHK is dependent upon its Chief Executive Officer, Aubrey K. McClendon, and its Chief Operating Officer, Tom L. Ward. The unexpected loss of the services of either of these executive officers could have a detrimental effect on CHK. CHK maintains $20 million key man life insurance policies on the life of each of Messrs. McClendon and Ward. Messrs. McClendon and Ward, together with another executive officer of CHK, have rights to participate in wells drilled by CHK. Messrs. McClendon and Ward have elected to participate during all periods since CHK's initial public offering in 1993 with individual interests of between 1.0% and 1.5%. Such participation may create interests which conflict with those of CHK.

CONTROL BY CERTAIN SHAREHOLDERS

         At April 24, 1998, Aubrey K. McClendon, Tom L. Ward, The Aubrey K. McClendon Children's Trust and the Tom L. Ward Children's Trust beneficially owned an aggregate of 24,710,827 shares (including outstanding vested options) representing approximately 23% of outstanding CHK Common Stock, and members of CHK's Board of Directors and executive officers, including Messrs. McClendon and Ward and their respective children's trusts, beneficially owned an aggregate of 28,222,203 shares (including outstanding vested options), which represented 26% of outstanding CHK Common Stock. As a result, Messrs. McClendon and Ward, together with other executive officers and directors of CHK, are in a position to significantly influence matters requiring the vote or consent of CHK's shareholders.

SHARES AVAILABLE FOR FUTURE SALE

         Subject to the restrictions described in "Selling Shareholders" and applicable law, the Selling Shareholders are free to sell, without restrictions, at their election, all or part of the shares of CHK Common Stock received by such persons in connection with the DLB Merger and the AnSon Merger, respectively. No prediction can be made as to the effect, if any, that future sales of CHK Common Stock, or the availability of CHK Common Stock for future sale, may have on the market price of the CHK Common Stock prevailing from time to time. Sales of substantial amounts of CHK Common Stock or the perception that such sales might occur could adversely affect prevailing market prices for the CHK Common Stock.

                                 USE OF PROCEEDS

         The Selling Shareholders, not CHK, will receive the proceeds from the sale by the Selling Shareholders of the Offered Shares.

                              SELLING SHAREHOLDERS

          The following table sets forth (i) the name of each of the Selling Shareholders, (ii) the number of shares of CHK Common Stock beneficially owned by each Selling Shareholder prior to the offering and being offered hereby, and
(iii) the number of shares of CHK Common Stock beneficially owned by each Selling Shareholder after completion of the offering.

                                            SHARES BENEFICIALLY OWNED
                                              PRIOR TO OFFERING (1)
                                            -------------------------                         SHARES
                                                                                            BENEFICIALLY
                                             NUMBER           PERCENT           SHARES         OWNED
                                               OF                OF             BEING          AFTER
            SELLING SHAREHOLDER              SHARES          CLASS (2)         OFFERED      OFFERING (1)
            -------------------              ------          ---------         -------      ------------

           AnSon Partners Limited           3,792,724           3.6%          3,792,724           0
               Partnership

           Charles E. Davidson              2,890,405           2.7%          2,890,405           0
                                            ---------           ---           ---------

                    Total:                  6,683,129           6.3%          6,683,129
                                            =========           ===           =========

----------------------

(1) Assumes that all of the shares of CHK Common Stock held by the Selling Shareholders are sold and that the Selling Shareholders acquire no additional shares of CHK Common Stock prior to completion of this offering.

(2) Including the 5,000,000 shares of CHK Common Stock issued in connection with the DLB Merger.

         DAVIDSON REGISTRATION RIGHTS AGREEMENT. As a condition to the DLB Merger Agreement, CHK entered into a Registration Rights Agreement, as amended, with Davidson (the "Davidson Registration Rights Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Pursuant to the Davidson Registration Rights Agreement, CHK has agreed to file a registration statement for the Davidson Shares and to maintain the registration statement continuously effective until the later to occur of (i) 90 days after the DLB Merger and (ii) 30 days after the Hugoton Merger. Additionally, if CHK at any time proposes to register any of its equity securities under the Securities Act (subject to limitations in the Davidson Registration Rights Agreement) on a form and in a manner that would permit registration of Davidson's Shares, Davidson will have the right to request that CHK register any shares of CHK Common Stock owned by Davidson that he requests be registered (the "Piggyback Registration Right"). Davidson's Piggyback Registration Right is subject to limitations referred to in the Davidson Registration Rights Agreement, including the priority of the shares to be sold by CHK in such registration if the underwriters in any offering inform CHK that the amount of shares that can be sold in such offering is less than the amount of shares to be registered by CHK and requested to be registered by the Selling Shareholder. In such case, CHK's shares have priority and the shares owned by Davidson will be included along with all other shares to be registered by other shareholders exercising similar piggyback registration rights on a pro rata basis.

         In addition to the provisions mentioned above, the Davidson Registration Rights Agreement includes provisions on the registration terms and procedures to be followed, the indemnification of CHK by Davidson, or vice versa, and contribution with regards to any loss incurred by either party pursuant to action taken under the Davidson Registration Rights Agreement, notices of claims, and the payment of fees and expenses associated with registration.

         Prior to the consummation of the DLB Merger, Davidson was a member of the DLB Board and DLB's largest shareholder, owning approximately 57.7% of issued and outstanding Common Stock of DLB.

         ANSON REGISTRATION RIGHTS AGREEMENT. As a condition to the AnSon Merger Agreement, CHK entered into a Registration Rights Agreement with AnSon (the "AnSon Registration Rights Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Pursuant to the

AnSon Registration Rights Agreement, CHK has agreed to file a shelf registration for the shares issued to AnSon and to maintain the registration statement continuously effective until the first to occur of (i) 5:00 p.m. Oklahoma City time on March 31, 1999; or (ii) the date that AnSon sells or transfers all of the securities to be registered pursuant to the AnSon Registration Rights Agreement.

         In addition to the provisions mentioned above, the AnSon Registration Rights Agreement includes provisions on the registration terms and procedures to be followed, restrictions on the sale of shares other than pursuant to the AnSon Registration Rights Agreement, the indemnification of CHK by AnSon, or vice versa, notice of claims and contribution with regards to any loss incurred by either party pursuant to action taken under the AnSon Registration Rights Agreement, notices of claims, and the payment of fees and expenses associated with registration.

         ANSON PRICE GUARANTEE. Pursuant to the AnSon Merger Agreement, CHK acquired AnSon for a total consideration of $43 million, consisting of (i) the issuance of 3,792,724 shares of CHK Common Stock and (ii) cash in an amount to be determined by the difference of the per share net proceeds received by AnSon from the sale of the AnSon Shares multiplied by the number of AnSon Shares actually sold during a 30-day period commencing on that day of April 1998 on which AnSon Shares are first sold and the agreed value of such AnSon Shares, which was determined to be $11.3375 per share. Assuming net proceeds to AnSon of $5.1875 per share of CHK Common Stock (the closing price of CHK Common Stock on April 28, 1998), the cash amount payable by CHK to AnSon would have been approximately $23.3 million. To receive the full cash payment, all AnSon Shares will have to be sold by AnSon within such 30-day period.

         To the extent that the AnSon Shares are sold within such 30-day period at a net price of less than $11.3375 per share, CHK's cash payment will effectively reimburse AnSon for all or a portion of the underwriting discounts and commissions, if any, paid by AnSon in connection with such sale of the AnSon Shares.


                                   THE COMPANY

         CHK is an independent oil and gas company engaged in the exploration, production, development and acquisition of oil and natural gas in major onshore producing areas of the United States and Canada.

         From inception in 1989 through December 31, 1997, CHK drilled and participated in a total of 824 gross (334 net) wells, of which 768 gross (312 net) wells were completed. From June 30, 1990 to December 31, 1997, CHK's estimated proved reserves increased to 448 billion cubic feet equivalent ("Bcfe") from 11 Bcfe and total assets increased to $953 million from $8 million. Despite its overall favorable record of growth, in the fiscal year ended June 30, 1997 and in the six month period ended December 31, 1997 (the "Transition Period"), CHK incurred net losses of $183 million and $32 million, respectively, primarily as a result of $236 million and $110 million, respectively, impairments of its oil and gas properties. The impairments were amounts by which CHK's capitalized costs of oil and gas properties exceeded the estimated present value of future net revenues from CHK's proved reserves at June 30, 1997 and at December 31, 1997, respectively. See "Risk Factors--Impairment of Asset Value."

         In response to the losses, CHK significantly revised its business strategy during the Transition Period. These revisions included (i) reducing the size and risk of its exploratory drilling program, especially in the Louisiana Austin Chalk Trend (the "Louisiana Trend"), (ii) acquiring significant quantities of long-lived natural gas reserves, particularly in the Mid-Continent region of the U.S., (iii) building a larger inventory of lower risk drilling opportunities through acquisitions and joint ventures and (iv) reducing its capital expenditure budget for exploration and development to more closely match anticipated cash flow from operations.

         CHK has acquired or has agreed to acquire a substantial amount of proved oil and gas reserves through mergers and acquisitions of oil and gas properties. Since October 1997, CHK has entered into 10 transactions to acquire approximately 716 Bcfe of estimated proved reserves at an estimated cost of $717 million (including associated debt to be assumed and the value attributable to shares of CHK Common Stock to be issued, but excluding the value attributable to other assets, such as gathering systems, processing plants and other items). Of these transactions, one was closed in December 1997, three were closed in the first quarter of 1998 and six are pending. For a more detailed description of these transactions, see "Recent and Pending Acquisitions" in Item 1. "Business" of CHK's Transition Report on Form 10-K, which is incorporated by reference herein.

         CHK's executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number at that location is
(405) 848-8000.

         For additional information concerning CHK and its subsidiaries, see "Available Information."

     SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS

         The table below sets forth as of April 24, 1998 (i) the name and address of each person beneficially owning 5% or more of CHK's outstanding CHK Common Stock, the number of shares beneficially owned by each such shareholder and the percentage of outstanding shares owned and (ii) the number and percentage of outstanding shares of CHK Common Stock beneficially owned by each of the directors and executive officers and by all directors and executive officers of CHK as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to such shares.

                                                                                            CHK COMMON STOCK
                                                                               -----------------------------------------
BENEFICIAL OWNER                                                               NUMBER OF SHARES               % OF CLASS
----------------                                                               ----------------               ----------

Tom L. Ward*+ .............................................                    11,333,751 (a)(b)                   11%
         6100 North Western Avenue, Oklahoma City, OK 73118
Aubrey K. McClendon*+ .....................................                    11,069,376 (b)(c)                   11%
         6100 North Western Avenue, Oklahoma City, OK 73118
Pilgrim Baxter & Associates ...............................                     6,083,008 (d)                       6%
         1255 Drummers Lane, Wayne, PA 19087-1590
Floyd C. Wilson ...........................................                     5,205,527 (e)                       5%
         8400 Killarney, Wichita, Kansas 67206
Shannon T. Self* ..........................................                     2,735,748 (f)                       3%
E. F. Heizer, Jr.* ........................................                     1,058,150 (g)                       1%
Frederick B. Whittemore* ..................................                       859,550 (h)                       **
Steven C. Dixon+ ..........................................                       428,573 (b)(i)                    **
Walter C. Wilson* .........................................                       251,750 (j)                       **
Breene M. Kerr* ...........................................                       204,500 (k)                       **
J. Mark Lester+ ...........................................                       114,202 (b)(l)                    **
Marcus C. Rowland+ ........................................                       101,171 (b)(m)                    **
Henry J. Hood+ ............................................                        25,089 (b)(n)                    **
All directors and executive officers as a group ...........                    28,222,203 (o)                       27%

------------------------
*        Director
+        Executive officer of CHK
**       Less than 1%
(a) Includes 1,846,860 shares held by TLW Investments, Inc., an Oklahoma corporation of which Mr. Ward is sole shareholder and chief executive officer, and 909,000 shares which may be acquired pursuant to currently exercisable stock options granted by CHK.
(b) Includes shares purchased on behalf of the executive officer in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (Tom L. Ward, 6,701 shares; Aubrey K. McClendon, 3,544 shares; Steven
         C. Dixon, 1,451 shares; Marcus C. Rowland, 2,565 shares; J. Mark Lester, 1,434 shares and Henry J. Hood, 1,520 shares).
(c) Includes 508,560 shares held by Chesapeake Investments, an Oklahoma limited partnership of which Mr. McClendon is sole general partner, and 594,000 shares which may be acquired pursuant to currently exercisable stock options granted by CHK.
(d) Based on information provided in the January 31, 1998 Schedule 13G as filed with the SEC.
(e) Based on information provided in the March 18, 1998 Schedule 13D as filed with the SEC.
(f) Includes 2,382 shares held by Pearson Street Limited Partnership, an Oklahoma limited partnership of which Mr. Self is a general partner and the remaining partners are members of Mr. Self's immediate family sharing the same household; 1,098,600 shares held by Mr. Self as trustee of the Aubrey K. McClendon Children's Trust, 1,209,100 shares held by Mr. Self as trustee of the Tom L. Ward Children's Trust and 425,666 shares which Mr. Self has the right to acquire pursuant to currently exercisable stock options granted by CHK.
(g) Includes 348,500 shares subject to currently exercisable stock options granted to Mr. Heizer by CHK.
(h) Includes 41,700 shares held by Mr. Whittemore as trustee of the Whittemore Foundation and 377,750 shares subject to currently exercisable stock options granted to Mr. Whittemore by CHK.
(i) Includes 424,122 shares subject to currently exercisable stock options granted to Mr. Dixon by CHK.
(j) Includes 251,750 shares subject to currently exercisable stock options granted to Mr. Wilson by CHK.
(k) Includes 31,250 shares subject to currently exercisable stock options granted to Mr. Kerr by CHK.
(l) Includes 108,268 shares subject to currently exercisable stock options granted to Mr. Lester by CHK.
(m) Includes 40,500 shares subject to currently exercisable stock options granted to Mr. Rowland by CHK.
(n) Includes 21,375 shares subject to currently exercisable stock options granted to Mr. Hood by CHK.
(o)      Includes shares subject to options which are currently exercisable.

                              PLAN OF DISTRIBUTION

         Any distribution of the Davidson Shares or the AnSon Shares by Davidson or AnSon, respectively, or by pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions (which may involve crosses or block transactions) directly by the respective Selling Shareholder, or through agents, brokers, dealers or underwriters to be designated from time to time. Such distribution may be effected: (i) on the NYSE (or on such other national stock exchanges on which the CHK Common Stock may be listed from time to time) in transactions which may include special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of such exchanges, including sales to underwriters who will acquire the Offered Shares for their own account and resell them in one or more transactions or through brokers, acting as principal or agent, (ii) in the over-the-counter market, including sales through brokers, acting as principal or agent, (iii) in transactions other than on such exchanges or in the over-the-counter market, (iv) through the issuance of securities by issuers other than CHK convertible into, exchangeable for, or payable in such shares (whether such securities are listed on a national securities exchange or otherwise), (v) through the writing of options on the Offered Shares (whether such options are listed on an options exchange or otherwise), (vi) in a combination of such methods or (vii) by any other legally available means. Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         Davidson, AnSon and any such underwriters, brokers, dealers or agents, upon effecting the sale of the Offered Shares may be deemed "underwriters" as that term is defined by the Securities Act.

         Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In order to comply with the securities laws of certain states, if applicable, the Offered Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Shares may not be sold unless the Offered Shares have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

         Pursuant to the Davidson Registration Rights Agreement, CHK agreed to file a registration statement to include a prospectus that would permit Davidson to sell the Davidson Shares without restriction and to keep the registration statement continuously effective until the later to occur of (i) 90 days after the DLB Merger and (ii) 30 days after the Hugoton Merger. CHK has agreed to pay all expenses in connection with such registration and Davidson will bear the underwriting discounts, commissions and transfer taxes, if any. CHK and Davidson have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Davidson Shares including liabilities arising under the Securities Act.

         Pursuant to the AnSon Registration Rights Agreement, CHK agreed to file a shelf registration to include a prospectus that would permit AnSon to sell the AnSon Shares without restriction and to keep the registration statement continuously effective for the first to occur of (i) 5:00 p.m. Oklahoma City time on March 31, 1999 and (ii) the date that AnSon sells or transfers all of the securities to be registered pursuant to the AnSon Registration Rights Agreement. CHK has agreed to pay all registration expenses in connection with such registration and AnSon will pay all selling expenses. To the extent that the AnSon Shares are sold within a certain 30-day period at a net price of less than $11.3375 per share, CHK will be obligated pursuant to the AnSon Merger Agreement to pay to AnSon cash in the amount of the AnSon Price Guarantee. Such cash payment will effectively reimburse AnSon for all or a portion of the underwriting discounts and commissions, if any, incurred by AnSon in connection with such sale of such AnSon Shares. See "Summary--AnSon Price Guarantee" and "Selling Shareholders." CHK and AnSon have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the AnSon Shares including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The legality of the CHK Common Stock offered hereby will be passed upon for CHK by Andrews & Kurth L.L.P., Houston, Texas.

                                     EXPERTS

         The consolidated financial statements of CHK as of June 30, 1997 and 1996 and for the six months ended December 31, 1997 and each of the two years in the period ended June 30, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The consolidated financial statements of CHK for the year ended June 30, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         Effective July 1, 1996, Price Waterhouse LLP sold its Oklahoma City practice to Coopers & Lybrand L.L.P. and resigned as CHK's independent accountants.

         Certain estimates of oil and gas reserves included and incorporated by reference herein were based upon engineering studies prepared by Williamson Petroleum Consultants, Inc., Porter Engineering Associates and Netherland, Sewell & Associates, Inc., independent petroleum engineers. Such estimates are included or incorporated herein in reliance on the authority of such firm as experts in such matters.

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     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHESAPEAKE ENERGY CORPORATION, THE SELLING SHAREHOLDERS OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CHESAPEAKE ENERGY CORPORATION SINCE SUCH DATE.


                            -----------------------






                                TABLE OF CONTENTS


                                                         PAGE

     Available Information ...........................     i
     Cautionary Statement Regarding
         Forward-Looking Statements ..................     i
     Incorporation of Documents by Reference .........    ii
     Summary .........................................     1
     Risk Factors ....................................     3
     Use of Proceeds .................................     9
     Selling Shareholders ............................     9
     The Company .....................................    10
     Security Ownership of Directors, Officers
         and Certain Beneficial Owners ...............    11
     Plan of Distribution ............................    12
     Legal Matters ...................................    13
     Experts .........................................    13




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                                6,683,129 SHARES



                               CHESAPEAKE ENERGY
                                  CORPORATION






                                  COMMON STOCK







                                   PROSPECTUS







                                 APRIL 29, 1998



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